UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[X]     REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]     ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ___________________________	Commission File Number: ___________________________

ORGANIGRAM HOLDINGS INC.
(Exact name of Registrant as specified in its charter)

Canada	2833	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

35 English Dr.
Moncton, New Brunswick
Canada E1E 3X3
Tel: (844) 644-4726
(Address and telephone number of Registrant’s principal executive offices)

CORPORATION SERVICE COMPANY
251 Little Falls Drive
County of New Castle
Wilmington, Delaware 19808
Tel: 1-800-927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered:
Common Shares, no par value	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ ]	No [ ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes [ ]	No [ ]

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

[   ]

ii

INTRODUCTORY INFORMATION

Organigram Holdings Inc. (the “Company” or “Organigram”) is a Canadian public company whose common shares are listed on the TSX Venture Exchange. Organigram is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is eligible to file this registration statement on Form 40-F (the “Registration Statement”) pursuant to the Canada/United States multi-jurisdictional disclosure system (the “MJDS”).

References to the “Registrant” or “Organigram” mean Organigram Holdings Inc. and its subsidiaries, unless the context suggests otherwise.

PRINCIPAL DOCUMENTS

Each of the documents that is filed as an exhibit to this Registration Statement, as set forth in the Exhibit Index attached hereto, is incorporated by reference herein.

The Registrant has filed the written consent of the expert named in the foregoing Exhibits as Exhibit 99.160, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF COMMON SHARES

A description of the common shares of the Registrant registered pursuant to this Registration Statement, as required by General Instruction B.(2) of Form 40-F, is set forth in the section entitled “Capital Structure” starting on page 39 of the Annual Information Form of the Registrant for the year ended August 31, 2018 filed as Exhibit 99.150, as set forth in the Exhibit Index attached hereto.

FORWARD-LOOKING STATEMENTS

This Registration Statement includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward- looking terminology such as “expect,” “likely”, “may,” “will,” “should,” “intend,” or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. The forward-looking statements included in this Registration Statement are made only as of the date of this Registration Statement.

Forward-looking statements in this Registration Statement include, but are not limited to, statements with respect to:

•	the performance of the Company’s business and operations;

•	the intention to grow the business, operations and potential activities of the Company;

•

the ongoing and proposed expansion of the Company’s Moncton Campus, the timing of construction, its costs and receipt of any approvals from Health Canada to complete such expansion and increase production and sale capacity;

•	the expected growth in the number of customers and patients using the Company’s recreational and medical cannabis products;

•	the expected growth in the number of customers and patients using the Company’s cannabis oil extracts and related products;

•	the expected growth in the Company’s growing and cannabis oil extraction capacity;

•	the number of grams of cannabis and the amount of cannabis oil extract related products used by each customer or patient;

•	the methods used by the Company to deliver cannabis and cannabis oil extract related products;

•	the competitive conditions of the cannabis industry;

•

the effect of government regulations (or changes thereto) with respect to the restrictions on production, sale, consumption, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use and receipt of necessary permits and approvals;

•	the competitive and business strategies of the Company;

•	the grant and impact of any license or supplemental license to conduct activities with hemp, cannabis and/or cannabis or hemp oil extracts or any amendments thereof;

•	the anticipated future gross revenues and profit margins of the Company’s operations;

•	the Company’s ability to raise additional funds through the sale of equity or debt securities;

•	future liquidity and financial capacity;

•	expectations regarding revenues and expenses;

•	the expectations with respect to the success of the Company’s research and development on cannabis and its derivatives;

•	the scope of protection the Company is able to establish and maintain, if any, for intellectual property rights covering its products;

•	the Company’s ability to enter into and maintain strategic arrangements with distributors and retailers and the potential benefits of such arrangements;

•	the proposed and anticipated changes to Canadian federal laws and provincial regulations regarding the adult-use recreational market and the business impacts on the Company;

•

the Company’s investments in community relations, cannabis health and safety education programming in the locations where the Company operates and the further development of its social responsibility programs;

•	the Company’s ability to obtain Good Manufacturing Practice certification;

•	the advancement of the Company’s international projects and targeting other opportunities as the laws and regulations governing cannabis evolve internationally;

•	the legalization of cannabis for adult-use/or medical use in jurisdictions outside of Canada and the Company’s ability to participate in any such markets, if and when such use is legalized;

•	the Company’s ability to import and export cannabis and cannabis and hemp extracts to/from foreign jurisdictions it may identify from time to time;

•	whether key personnel will continue their employment with the Company;

•	the Company’s plan with respect to the payment of dividends; and

•

the Company’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or proceedings involving the Company, including but not limited to the class action proceeding initiated against the Company in connection with the recall of certain products commenced in December 2016.

Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the medical marijuana industry and the adult-use recreational marijuana industry and the general expectations of Organigram concerning the Canadian medical marijuana industry and the adult-use recreational marijuana industry and concerning each of Organigram are based on estimates prepared by Organigram using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Organigram believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While Organigram is not aware of any misstatement regarding any industry or government data presented herein, the medical marijuana industry and the adult-use recreational marijuana industry involves risks and uncertainties that are subject to change based on various factors.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. In particular, but without limiting the foregoing, disclosure in the Annual Information Form for the fiscal year ended August 31, 2018 under “Description of the Business – Risk Factors” as well as statements regarding the Company’s objectives, plans and goals, including future operating results, economic performance and patient acquisition efforts may make reference to or involve forward-looking statements. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on this forward-looking statements. We undertake no obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law, including applicable United States federal securities laws. The forward-looking statements contained in this Registration Statement (including the documents incorporated by reference herein are expressly qualified by this cautionary statement.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has historically prepared its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which differ in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Registrant’s financial statements incorporated by reference in this Registration Statement may not be comparable to financial statements prepared in accordance with U.S. GAAP.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has not entered into any “off-balance sheet arrangements”, as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

Below is a tabular disclosure of the Registrant’s contractual obligations as at August 31, 2018:

		Less than one	1-3		More than 5
	Total	year	years	3 to 5 years	years
Accounts payable and accrued liabilities (including balances held for sale)	$10,829	$10,829	$-	$-	$-
Long term debt	$3,342	$421	$914	$1,026	$981
Unsecured convertible debentures	$112,982	$-	$112,982	$-	$-
Interest payments	$10,239	$6,960	$3,041	$180	$58
Operating lease obligations	$303	$70	$70	$4	$-
Total	$137,695	$18,439	$117,007	$1,210	$1,039

As of the date of this filing, the unsecured convertible debentures are no longer outstanding nor is any incremental interest payable as a result of the forced conversion transaction completed on April 1, 2019 (refer to Exhibit 99.139). Separately, $10,000 of new debt was incurred in November 2018 that is payable in 5 years (as disclosed in the Company’s financial statements for the period ended November 30, 2018). All other contractual obligations remain materially consistent with those disclosed above aside from the shift in the timing of such amounts.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

Concurrently with the filing of this Registration Statement, the Registrant will file an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Registrant and its agent for service of process with respect to the class of securities in relation to which this Registration Statement applies.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

5

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2019	ORGANIGRAM HOLDINGS INC.

By:
/s/ Greg Engel
Greg Engel
Chief Executive Officer

Exhibit Number	Exhibit Description

99.1	News release dated September 6, 2017

99.2	News release dated September 15, 2017

99.3	Material change report dated September 25, 2017

99.4	News release dated September 26, 2017

99.5	News release dated September 27, 2017

99.6	News release dated October 2, 2017

99.7	News release dated October 5, 2017

99.8	News release dated October 10, 2017

99.9	News release dated October 11, 2017

99.10	News release dated October 12, 2017

99.11	News release dated October 18, 2017

99.12	News release dated October 23, 2017

99.13	Notice of the meeting and record date - filed October 26, 2017

99.14	News release dated November 28, 2017

99.15	Certificate re dissemination to shareholders - filed November 28, 2017

99.16	Form of proxy - filed November 28, 2017

99.17	Management information circular - filed November 28, 2017

99.18	Notice of meeting - filed November 28, 2017

99.19	News release dated November 29, 2017

99.20	Material change report dated November 29, 2017

99.21	Other material contracts filed December 4, 2017

99.22	News release dated December 4, 2017

99.23	Form 52-109FV1 Certification of Annual Filings Venture Issuer Basic Certificate by CEO dated December 18, 2017

99.24	Form 52-109FV1 Certification of Annual Filings Venture Issuer Basic Certificate by CFO dated December 18, 2017

99.25	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended August 31, 2017

99.26	Consolidated Annual Financial Statements for the years ended August 31, 2017 and 2016

99.27	News release dated December 18, 2017

Exhibit Number	Exhibit Description

99.28	News release dated December 18, 2017

99.29	News release dated December 18, 2017

99.30	News release dated December 19, 2017

99.31	Warrant Indenture dated December 18, 2017

99.32	News release dated December 20, 2017

99.33	News release dated December 21, 2017

99.34	Material change report dated December 28, 2017

99.35	Material change report dated December 29, 2017

99.36	News release dated December 29, 2017

99.37	News release dated January 10, 2018

99.38	Material change report dated January 11, 2018

99.39	News release dated January 16, 2018

99.40	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate by CEO dated January 29, 2018

99.41	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate by CFO dated January 29, 2018

99.42	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three- months ended November 30, 2017

99.43	Condensed consolidated interim financial statements (unaudited) for the three months ended November 30, 2017 and 2016

99.44	News release dated January 29, 2018

99.45	News release dated January 29, 2018

99.46	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three- months ended November 30, 2017 (Amended)

99.47	Form 52-109F2R Certification of Refiled Interim Filings of CEO dated January 29, 2018

99.48	Form 52-109F2R Certification of Refiled Interim Filings of CFO dated January 29, 2018

99.49	News release dated January 31, 2018

99.50	Indenture dated January 31, 2018

99.51	News release dated February 2, 2018

99.52	Material change report dated February 2, 2018

99.53	News release dated February 12, 2018

Exhibit Number	Exhibit Description

99.54	News release dated March 6, 2018

99.55	News release dated March 7, 2018

99.56	Material change report dated March 12, 2018

99.57	News release dated March 29, 2018

99.58	Material change report dated April 3, 2018

99.59	News release dated April 16, 2018

99.60	News release dated April 23, 2018

99.61	News release dated April 24, 2018

99.62	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate by CEO dated April 24, 2018

99.63	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate by CFO dated April 24, 2018

99.64	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended February 28, 2018

99.65	Condensed consolidated interim financial statements (unaudited) for the three and six months ended February 28, 2018 and 2017

99.66	News release dated May 8, 2018

99.67	News release dated May 15, 2018

99.68	News release dated May 15, 2018

99.69	News release dated May 17, 2018

99.70	News release dated May 24, 2018

99.71	News release dated June 4, 2018

99.72	News release dated June 5, 2018

99.73	News release dated June 8, 2018

99.74	News release dated June 29, 2018

99.75	News release dated July 5, 2018

99.76	News release dated July 10, 2018

99.77	News release dated July 23, 2018

99.78	News release dated July 30, 2018

99.79	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate by CEO dated July 30, 2018

99.80	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended May 31, 2018

99.81	Condensed consolidated interim financial statements (unaudited) for the three and nine months ended May 31, 2018 and 2017

99.82	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate by CFO dated July 30, 2018

Exhibit Number	Exhibit Description

99.83	News release dated August 1, 2018

99.84	News release dated August 21, 2018

99.85	News release dated August 24, 2018

99.86	News release dated August 27, 2018

99.87	News release dated August 31, 2018

99.88	News release dated September 6, 2018

99.89	News release dated September 12, 2018

99.90	News release dated September 13, 2018

99.91	News release dated September 14, 2018

99.92	News release dated September 14, 2018

99.93	Notice of the meeting and record date

99.94	Material change report dated September 19, 2018

99.95	News release dated September 20, 2018

99.96	News release dated September 26, 2018

99.97	News release dated October 2, 2018

99.98	News release dated October 2, 2018

99.99	News release dated October 10, 2018

99.100	News release dated October 17, 2018

99.101	News release dated October 17, 2018

99.102	News release dated October 24, 2018

99.103	News release dated October 26, 2018

99.104	News release dated November 13, 2018

99.105	Notice of Meeting filed November 16, 2018

99.106	Form of proxy filed November 16, 2018

99.107	Management information circular filed November 16, 2018

99.108	Certificate re dissemination to shareholders filed November 16, 2018

99.109	News release dated November 20, 2018

99.110	News release dated November 27, 2018

99.111	News release dated November 30, 2018

99.112	News release dated December 7, 2018

99.113	News release dated December 7, 2018

99.114	Consolidated Annual Financial Statements for the years ended August 31, 2018 and 2017

99.115	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended August 31, 2018

99.116	Form 52-109FV1 Certification of Annual Filings by CEO dated December 13, 2018

99.117	Form 52-109FV1 Certification of Annual Filings by CFO dated December 13, 2018

99.118	News release dated December 14, 2018

99.119	News release dated December 19, 2018

99.120	News release dated January 15, 2019

99.121	News release dated January 16, 2019

99.122	News release dated January 21, 2019

99.123	News release dated January 21, 2019

99.124	News release dated January 23, 2019

99.125	News release dated January 25, 2019

99.126	Management's Discussion and Analysis of Financial Condition and Results of Operations for the three months ended November 30, 2018

99.127	Interim condensed consolidated financial statements for the three months ended November 30, 2018 and 2017

99.128	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate by CEO dated January 28, 2019

99.129	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate by CFO dated January 28, 2019

99.130	News release dated January 28, 2019

99.131	News release dated January 29, 2019

99.132	News release dated January 31, 2019

99.133	News release dated February 19, 2019

99.134	News release dated February 19, 2019

99.135	News release dated February 26, 2019

99.136	News release dated February 27, 2019

99.137	News release dated March 4, 2019

99.138	News release dated March 18, 2019

99.139	News release dated March 27, 2019

99.140	News release dated April 3, 2019

99.141	News release dated April 3, 2019

99.142	Material change report dated April 3, 2019

99.143	News release dated April 7, 2019

99.144	News release dated April 8, 2019

99.145	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended February 28, 2019

99.146	Condensed consolidated interim financial statements (unaudited) for the three and six months ended February 28, 2019 and 2018

99.147	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate by CEO dated April 15, 2019

99.148	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate by CFO dated April 15, 2019

99.149	News release dated April 15, 2019

99.150	Annual Information Form for the year ended August 31, 2018, filed April 17, 2019

99.151	Form 52-109F1 – AIF Certification of Annual Filings in connection with Voluntarily filed AIF by CEO dated April 17, 2019

99.152	Form 52-109F1 – AIF Certification of Annual Filings in connection with Voluntarily filed AIF by CFO dated April 17, 2019

99.153	Audited annual financial statements (amended) for the years ended August 31, 2018 and 2017

99.154	52-109F1R – Certification of refiled annual filings – CEO dated April 26, 2019

99.155	52-109F1R – Certification of refiled annual filings – CFO dated April 26, 2019

99.156	Audited annual financial statements (amended) for the years ended August 31, 2017 and 2016

99.157	52-109F1R – Certification of refiled annual filings – CEO dated April 26, 2019

99.158	52-109F1R – Certification of refiled annual filings – CFO dated April 26, 2019

99.159	News Release dated April 26, 2019

99.160	Consent of Deloitte LLP